Contact

www.linkedin.com/in/anish-tuteja-
b6188410 (LinkedIn)
www-personal.umich.edu/~atuteja/
(Personal)

Top Skills

Chemical Engineering
Materials Science
Nanotechnology

Anish Tuteja

Professor of Materials Science and Engineering at University of
Michigan
Ann Arbor, Michigan, United States

Experience

University of Michigan
14 years 3 months

Professor
July 2021 - Present (2 years 3 months)
Ann Arbor, Michigan, United States

Associate Professor of Materials Science and Engineering
September 2015 - Present (8 years 1 month)

Assistant Professor in Materials Science and Engineering
July 2009 - August 2015 (6 years 2 months)

Massachusetts Institute of Technology
3 years

Postdoctoral Research Associate
August 2006 - July 2009 (3 years)

Postdoct
2006 - 2009 (3 years)

Education

Michigan State University
Ph.D., Chemical Engineering · (2001 - 2006)